Cybin to Present at Public Ventures Discovery Day on March 19th in Dallas

TORONTO, CANADA – March 18, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, today announced participation in the upcoming Public Ventures Discovery Day on March 19, 2024 in Dallas, TX.

Doug Drysdale, Chief Executive Officer of Cybin will participate in a fireside chat at the event and will be available to meet attendees during breakout sessions.

Public Ventures Discovery Day
Date: Tuesday, March 19, 2024
Presentation: 3:05 PM CST
Location: Pecan Room, Old Parkland, 3819 Maple Avenue, Dallas TX 75219

A video replay of the fireside chat will be available shortly after the conclusion of the event on the Company’s investor relations website on the Events & Presentations page.

Public Ventures, LLC, a wholly owned subsidiary of MDB Capital Holdings, LLC, (NASDAQ: MDBH), is the first invite-only investor community and self-clearing broker-dealer platform dedicated to backing visionary public companies with the potential to become market leaders in their technology category.

Discovery Day is a unique event for investors to learn about a curated group of venture-stage, deep-tech companies; share feedback and questions with company leaders; and connect with like-minded investors.

To register for Discovery Day, please email community@publicventures.com. Please note that spots are limited, and attendance preference will be given to existing MDBH shareholders.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com